UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    Under the Securities Exchange Act of 1934

                                GEOKINETICS INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   372910-10-9
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                                 (CUSIP Number)
                          AVISTA CAPITAL PARTNERS, L.P.



                         65 EAST 55TH STREET 18TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 593-6900
                             ATTN: BEN SILBERT, ESQ.

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                                   Copies to:
                             STEVEN D. RUBIN, ESQ.,
                           WEIL, GOTSHAL & MANGES LLP
                            700 LOUISIANA, SUITE 1600
                              HOUSTON, TEXAS 77002
                                 (713) 546-5000
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 3, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                       1

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CUSIP No. 372910-10-9
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     1.    Names of Reporting
           Persons. Avista Capital Partners, L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
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     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       |_|
           (b)       |X|
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     3.    SEC Use Only



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     4.    Source of Funds (See Instructions)

           OO (see Item 3)

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     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|


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     6.    Citizenship or Place of Organization
           Delaware


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                        7.    Sole Voting Power

                              0

                   -------------------------------------------------------------
                        8.    Shared Voting Power
Number of
Shares                        22,870,322 (see Item 5)
Beneficially
Owned by           -------------------------------------------------------------
Each                    9.    Sole Dispositive Power
Reporting
Person With                   0

                   -------------------------------------------------------------
                       10.    Shared Dispositive Power

                              22,870,322 (see Item 5)

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    11.    Aggregate Amount Beneficially Owned by Each Reporting Person

           22,870,322 (see Item 5))

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    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|


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    13.    Percent of Class Represented by Amount in Row (11)

           31.6% (see Item 5)

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    14.    Type of Reporting Person (See Instructions)

           PN

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*Voluntary, not mandatory
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                                       2

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CUSIP No. 372910-10-9
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     1.    Names of Reporting
           Avista Capital Partners (Offshore), L.P.

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       |_|
           (b)       |X|
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     3.    SEC Use Only



--------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions)

           OO (see Item 3)

--------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|


--------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization
           Delaware


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                        7.    Sole Voting Power

                              0

                   -------------------------------------------------------------
                        8.    Shared Voting Power
Number of
Shares                        1,524,688 (see Item 5)
Beneficially
Owned by           -------------------------------------------------------------
Each                    9.    Sole Dispositive Power
Reporting
Person With                   0

                   -------------------------------------------------------------
                       10.    Shared Dispositive Power

                              1,524,688 (see Item 5)

--------------------------------------------------------------------------------
    11.    Aggregate Amount Beneficially Owned by Each Reporting Person

           1,524,688 (see Item 5)

--------------------------------------------------------------------------------
    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|


--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)

           2.8% (see Item 5)

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    14.    Type of Reporting Person (See Instructions)

           PN

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*Voluntary, not mandatory
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                                       3

--------------------------------------------------------------------------------
CUSIP No. 372910-10-9
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--------------------------------------------------------------------------------
     1.    Names of Reporting
           Avista Capital Partners GP, LLC

           I.R.S. Identification Nos. of above persons (entities only)*
           N/A
--------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       |_|
           (b)       |X|
--------------------------------------------------------------------------------
     3.    SEC Use Only



--------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions)

           AF (see Item 3)

--------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|


--------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization
           Delaware


--------------------------------------------------------------------------------
                        7.    Sole Voting Power

                              0

                   -------------------------------------------------------------
                        8.    Shared Voting Power
Number of
Shares                        24,395,010 (see Item 5)
Beneficially
Owned by           -------------------------------------------------------------
Each                    9.    Sole Dispositive Power
Reporting
Person With                   0

                   -------------------------------------------------------------
                       10.    Shared Dispositive Power

                              24,395,010 (see Item 5)

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    11.    Aggregate Amount Beneficially Owned by Each Reporting Person

           24,395,010 (see Item 5)

--------------------------------------------------------------------------------
    12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|


--------------------------------------------------------------------------------
    13.    Percent of Class Represented by Amount in Row (11)

           33.2% (see Item 5)

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    14.    Type of Reporting Person (See Instructions)

           OO

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*Voluntary, not mandatory
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                                       4

ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership ("Avista"); Avista Capital Partners (Offshore), L.P., a Delaware limited partnership ("Avista Offshore"); and Avista Capital Partners GP, LLC ("Avista GP").

               The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Geokinetics Inc., a Delaware corporation ("Geokinetics" or the "Company"). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

               On October 3, 2006, Avista, Avista Offshore, Valentis SB, L.P. ("Valentis"), a Delaware limited partnership and Antony Lundy ("Lundy"), entered into that certain Stock Purchase Agreement (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Avista and Avista Offshore purchased 3,988,352 and 265,890 shares of Common Stock, respectively from Valentis and 131,970 and 8,798 shares of Common Stock, respectively from Lundy. Avista and Avista Offshore paid for such shares out of their available capital.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and replaced with the following:

               The shares of Common Stock acquired by Avista and Avista Offshore and shares of Preferred Stock to be acquired by Avista and Avista Offshore as described in Item 3 to this Statement are being held by Avista and Avista Offshore for investment purposes. None of the Filing Parties currently has any plan or proposal to acquire or dispose of additional securities of the Company.

               The Preferred Stock is entitled, pursuant to the Certificate of Designation of Series B Senior Convertible Preferred Stock (the "Certificate of Designation") of the Company, to a number of votes determined based on a formula contained in the Certificate of Designation. Based on the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006, there were 53,503,093 shares of Common Stock and the shares of Preferred Stock acquired by Avista and Avista Offshore are entitled to an aggregate of 33.2% of the total voting power of all currently outstanding shares of Company Common Stock entitled to vote. Additionally, pursuant to the Certificate of Designation, as long as 55,000 shares of Preferred Stock are outstanding, the Filing Parties, as the holders of a majority of the Preferred Stock, exclusively and as a separate class, are entitled to elect a director of the Corporation by a vote of the majority of shares of Preferred Stock. If at anytime Avista and Avista Offshore do not hold of record a sufficient number of shares of Preferred Stock to elect a director pursuant to the Certificate of Designation, then pursuant to the Stock Purchase Agreement, the Board of Directors shall nominate and slate for election at each of the Company's annual meetings of stockholders one director designated by Avista if the Avista and Avista Offshore hold a number of shares of Common Stock and/or Preferred Stock (calculated assuming the conversion of any Preferred Stock held by Avista and Avista Offshore into Common Stock) equal to or greater than (i) 10% of the then outstanding Common Stock or (ii) 25% of the Common Stock the Avista and Avista Offshore are entitled to upon conversion of the Preferred Stock to be acquired by them pursuant to the Stock Purchase Agreement.

               Although the Filing Parties have no present intention to do so, they may have the ability, as a result of their holding shares of Common Stock and Preferred Stock representing 33.2% of the total voting power of all shares of Company Common Stock entitled to vote, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Webster, an executive of officer and member of the Investment Committee of Avista GP, serves on the board of directors of the Company as its Chairman, and in such capacity may have the ability, on behalf of the Filing Parties, to influence the management policies and control of the Company with the aim of increasing the value of the Company and as a result the Filing Parties' investment.

               Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Filing Parties reserve the right to change their investment intent.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced with the following:

               With the exception of the Common Stock acquired pursuant to the Stock Purchase Agreement, all securities currently held by the Filing Parties are currently in the form of loans under the Subordinated Loan Agreement that are convertible into shares of Preferred Stock. Once issued, each outstanding share of Preferred Stock may be converted at the option of the majority of the holders of Preferred Stock into shares of Common Stock, at any time. Avista will own a majority of the Preferred Stock after it is issued and could therefore elect to convert the Preferred Stock into Common Stock at its discretion. The conversion rate is determined by dividing the sum of $250 (the original issue price of the Preferred Stock), plus any accrued but unpaid dividends by the applicable conversion price. As of the date hereof, the applicable conversion price is $2.50 per share. The conversion price is subject to downward adjustment upon subsequent issuances of shares made by the Company at a price below the current conversion price. At the current conversion price, upon the conversion of the Preferred Stock, Avista would be entitled to 18,750,000 shares of Common Stock and Avista Offshore would be entitled to 1,250,000 shares of Common Stock. Upon conversion Avista would hold an aggregate of 22,870,322 shares of Common Stock and Avista Offshore would hold an aggregate of 1,524,688 shares of Common Stock.

               The Filing Parties have no current intention to convert their shares of Preferred Stock into shares of Common Stock.

               (a)

               (1) Avista may be deemed to beneficially own in the aggregate 22,870,322 shares of Common Stock, comprised of 4,120,332 shares of Common Stock and 187,500 shares of the Preferred Stock which are convertible into 18,750,000 shares of Common Stock of the Company, representing approximately 31.6% of the outstanding shares of the Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 22,870,322 shares of Common Stock and 187,500 shares of the Preferred Stock as a result of the relationships described in paragraph (b)(1) and (2) below.

               (2) Avista Offshore may be deemed to beneficially own in the aggregate 1,524,688 shares of Common Stock, comprised of 274,688 shares of Common Stock and of 12,500 shares of Preferred Stock which are convertible into 1,250,000 shares of Common Stock of the Company, representing approximately 2.8% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 274,688 shares of Common Stock and 12,500 shares of the Preferred Stock as a result of the relationships described in paragraph (b)(1) and (3) below.

               (3) Avista GP may be deemed to beneficially own in the aggregate 24,395,010 shares of Common Stock, comprised of 4,395,010 shares of Common Stock and 200,000 shares of Preferred Stock which are convertible into 20,000,000 shares of Common Stock of the Company, representing approximately 33.2% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,395,010 shares of Common Stock and 200,000 shares of the Preferred Stock as a result of the relationships described in paragraphs (b)(1), (2) and (3) below.


               (b)

               (1) Of the 200,000 shares of Preferred Stock and 4,395,010 shares of Common Stock for which Avista GP has shared voting and dispositive power, none of such shares are held of record by Avista GP, 4,120,332 shares of Common Stock and 187,500 of such shares of Preferred Stock are held of record by Avista and 274,688 shares of Common Stock and 12,500 of such shares of Preferred Stock are held of record by Avista Offshore. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Preferred Stock owned of record by Avista and Avista Offshore.

               (2) Of the 4,120,332 shares of Common Stock and 187,500 shares of Preferred Stock for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.

               (3) Of the 274,688 shares of Common Stock and 12,500 shares of Preferred Stock for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.

          Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Preferred Stock) not owned by it of record.

               (c)  See Item 4.

               (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock and Preferred Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

               (e)  Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

                    5. Stock Purchase Agreement by and among Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. , Valentis SB, L.P., a Delaware limited partnership and Antony Lundy, dated as of October 3, 2006.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 2006                             AVISTA CAPITAL PARTNERS, L.P.


                                            By: AVISTA CAPITAL PARTNERS GP, LLC,
                                                its general partner


                                            By:
                                               ---------------------------------
                                               Ben Silbert
                                               General Counsel

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 2006                         AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.


                                        By: AVISTA CAPITAL PARTNERS GP, LLC,
                                            its general partner


                                        By:
                                           ---------------------------------
                                           Ben Silbert
                                           General Counsel

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 4, 2006                             AVISTA CAPITAL PARTNERS GP, LLC


                                            By:
                                               ---------------------------------
                                               Ben Silbert
                                               General Counsel

                                  EXHIBIT INDEX

          5. Stock Purchase Agreement by and among Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Valentis SB, L.P., a Delaware limited partnership and Antony Lundy, dated as of October 3, 2006.

Exhibit 5
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                            STOCK PURCHASE AGREEMENT